SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)

PEOPLESOFT, INC.

(Name of Subject Company)

PEOPLESOFT, INC.
(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

712713106

(CUSIP Number of Class of Securities)

Craig Conway
President and Chief Executive Officer
PeopleSoft, Inc.
4460 Hacienda Drive, Pleasanton, California 94588-8618
(925) 225-3000

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

COPIES TO:

Douglas D. Smith, Esq.
Gibson, Dunn & Crutcher LLP
One Montgomery Street
San Francisco, California 94104
(415) 393-8200

     ☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Purpose of Amendment

     The purpose of this amendment is to amend and supplement Items 6 and 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by PeopleSoft, Inc. (the “Company”) on June 11, 2003 and subsequently amended and to add additional exhibits to Item 9 and revise the exhibit index accordingly.

Item 6. Interest in Securities of the Subject Company

     Item 6 is hereby amended and supplemented as follows:

     Except as described below and except as disclosed in the Schedule 14D-9 previously filed by the Company, as subsequently amended, no transactions with respect to the Common Stock have been effected by the Company or, to the Company’s best knowledge, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.

			Number Shares
	Date of	Nature of	of Common	Purchase/Sale
Name	Transaction	Transaction	Stock	Price
Company	11/03/03	Repurchase*	900,000	$21.44**

Anne S. Jordan	11/04/03	Option Exercise/Immediate Sale***	11,388	$13.63/ $21.50

Company	11/04/03	Repurchase*	1,050,000	$21.39**

Nanci Caldwell	11/05/03	Sale***	1,562	$21.31

Guy Dubois	11/05/03	Sale***	3,125	$21.49

David A. Duffield	11/05/03	Sale***	25,000	$21.47

Michael P. Gregoire	11/05/03	Sale***	1,562	$21.53

Ram Gupta	11/05/03	Sale***	3,125	$21.49

Anne S. Jordan	11/05/03	Option Exercise/Immediate Sale***	3,612	$13.63/ $21.50

Anne S. Jordan	11/05/03	Sale****	280	$21.56

Kevin T. Parker	11/05/03	Sale***	2,187	$21.49

Philip W. Wilmington	11/05/03	Sale***	3,125	$21.53

Company	11/05/03	Repurchase*	1,000,000	$21.45**

Company	11/06/03	Repurchase*	950,000	$21.93**

Company	11/07/03	Repurchase*	1,000,000	$22.48**

Company	11/10/03	Repurchase*	800,000	$22.39**

Company	11/11/03	Repurchase*	1,100,000	$21.54**

David A. Duffield	11/12/03	Sale***	25,000	$21.56

*      Repurchase made on the NASDAQ National Market pursuant to Company’s stock repurchase program, the authorization of which was previously announced on September 4, 2003.

**      Average price.

***      Sale pursuant to Rule 10b5-1(c) trading plan, providing for automatic transactions upon establishment of a written contract, plan or instructions under conditions specified in the Rule.

****      Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of restricted stock in accordance with Rule 16b-3.

Item 8. Additional Information

     Item 8 is hereby amended and supplemented as follows:

     Customer Assurance Program

     During the third fiscal quarter of 2003, PeopleSoft included Customer Assurance Program protections in most of the customer contracts, which generally provide for payments ranging from two to five times the amount of designated payments made by the customer which are triggered in certain defined circumstances.

     PeopleSoft’s third quarter contracts which included the Customer Assurance Program protections generally included two different sets of program terms. Most of the contracts included the Customer Assurance Program terms previously described in Amendment No. 4 to this Solicitation/Recommendation Statement. Contracts executed late in the quarter generally included the terms filed as exhibit (e)(6)(i) to this Amendment No. 11 to this Solicitation/Recommendation Statement. The language in exhibit (e)(6)(i) replaces the language previously filed in error as exhibit (e)(6) to Amendment No. 9 to this Solicitation/Recommendation Statement. The Company does not believe any contract contained the language incorrectly filed with Amendment No. 9.

     After the latter contracts were signed, the Company sent each customer that signed such contract a letter clarifying that the Company would not be deemed acquired within the meaning of the Customer Assurance Program terms as a result of a change in the majority of the Board of Directors unless PeopleSoft were acquired after the change in the Board. A copy of a form of letter is attached as exhibit (e)(7) to this Amendment No. 11 to this Solicitation/Recommendation Statement. Contracts containing Customer Assurance Program terms entered into after September 30, 2003 generally include the clarifying language referred to above. Attached as exhibit (e)(8) and incorporated herein by this reference are the terms of the Customer Assurance Program generally utilized after September 30, 2003, which include the clarifying language referred to above.

     Of the approximately $807 million maximum potential amount of future payments which may be required to be made under the Customer Assurance Program provisions as of September 30, 2003, approximately $155.9 million represents potential payments under the contracts containing the language contained in exhibit (e)(6)(i).

     With the exception of no more than 20 contracts, the Customer Assurance Program terms were not included in contracts signed with customers after October 17, 2003. PeopleSoft is currently considering whether and on what terms it will extend the Customer Assurance Program.

Litigation Matters

     On June 13, 2003, the Company filed a suit in the California Superior Court for the County of Alameda against Oracle Corporation and Pepper Acquisition Corp. The Company alleges that in connection with Oracle’s proposed tender offer, the defendants have engaged in: (i) unfair trade practices in violation of California’s Business and Professions Code; (ii) acts of unlawful interference with the Company’s contracts with its customers; (iii) acts of unlawful interference with the Company’s relationships with its prospective customers; and (iv) acts of unlawful disparagement of the Company’s products and services. The Company seeks an injunction precluding defendants’ unfair trade practices and other unlawful actions, proceeding further with the tender offer, restitution and damages. The complaint was previously filed as exhibit (a)(9). On August 12, 2003, the Company filed a First Amended Complaint, asserting new facts in connection with the claims made in the original complaint and bringing claims on behalf of J.D. Edwards & Co. The First Amended Complaint was previously filed as exhibit (a)(48) (redacted version) and exhibit (a)(51) (unredacted version). On September 11, 2003, Oracle Corporation and Pepper Acquisition Corp. filed a Notice of Demurrer and Demurrer to Plaintiff’s First Amended Complaint, asserting that the Company failed to state facts sufficient to constitute any causes of action alleged in its First Amended Complaint. On November 5, 2003, the Superior Court of the State of California, County of Alameda entered an Order regarding the Demurrer to the First Amended Complaint. The Demurrer was overruled in part, sustained with leave to amend in part, and sustained without leave to amend in part. The Order is filed herewith as exhibit (a)(56).

     On November 6, 2003, plaintiffs in the matter captioned In re: PeopleSoft, Inc. Shareholder Litigation, pending in the Delaware Court of Chancery, filed a motion for preliminary injunction seeking to enjoin PeopleSoft and its directors, officers and employees from continuing the Company’s Customer Assurance Program. In their motion, plaintiffs assert that the terms of the revised Customer Assurance Program constitute a disproportionate and unreasonable response to any perceived threat from Oracle’s outstanding tender Offer. Plaintiffs have moved for an order expediting consideration of their motion for a preliminary injunction.

     On November 10, 2003, Oracle and Pepper Acquisition Corp. also filed a motion for preliminary injunction in the matter captioned Oracle Corp. v. PeopleSoft, Inc, which is consolidated in the Delaware Court of Chancery with the shareholder litigation described above. In its motion for preliminary injunction, Oracle similarly seeks to enjoin the PeopleSoft defendants from continuing to offer customers the terms contained in the revised Customer Assurance Program. On the same date, Oracle also filed motions seeking leave of the Court to amend its Complaint and to expedite its motion for a preliminary injunction. The Court of Chancery has scheduled a hearing for November 19, 2003 to consider plaintiffs’ and Oracle’s motions to expedite consideration of their preliminary injunction applications.

Amendment of Bylaws

     On November 5, 2003, the Board of Directors of the Company (the “Board”) unanimously approved an amendment to Bylaws of the Company with respect to stockholder nominations for persons to be elected to the Board. The Board determined that the advance notice period for director nominations by stockholders should be lengthened in order to provide stockholders with a sufficient amount of time to consider the issues raised by any nomination. The amended Bylaws provide that stockholder nominations for directors generally have to be received in writing by the Company at least 120 days prior to the date of the stockholders meeting. The amendment also added a requirement that a stockholder nominating a person for the Board provide to the Company certain additional information regarding the nominee and the stockholder. A copy of the Bylaw amendment is filed herewith as exhibit (e)(9).

Item 9. Materials to Be Filed as Exhibits

Exhibit No.	Document

*(a)(1)	Press release issued by PeopleSoft on June 12, 2003

*(a)(2)	Press release issued by PeopleSoft on June 6, 2003 (incorporated by reference to PeopleSoft’s Schedule 14D-9C filed with the SEC on June 7, 2003)

**(a)(3)	Letter, dated June 13, 2003, to PeopleSoft’s stockholders

***(a)(4)	Letter to customers issued June 16, 2003 (incorporated by reference to PeopleSoft’s June 16, 2003 425 filing)

***(a)(5)	Investor presentation materials (incorporated by reference to PeopleSoft’s June 17, 2003 425 filing)

****(a)(6)	Press release issued by CRN (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)

****(a)(7)	Press release issued by CNET News.com (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)

****(a)(8)	Transcript of conference call held by PeopleSoft (incorporated by reference to PeopleSoft’s June 13, 2003 425 filing)

****(a)(9)	Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda

****(a)(10)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s June 16, 2003 425 filing)

Exhibit No.	Document

****(a)(11)	Press release issued by ComputerWeekly.com (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)

****(a)(12)	Press release issued by The Motley Fool (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)

****(a)(13)	Press release issued by the Higher Education User Group (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)

****(a)(14)	Text of information posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 18, 2003 425 filing)

****(a)(15)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s June 18, 2003 425 filing)

****(a)(16)	Press release issued by the Distributors & Manufacturers’ User Group (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)

****(a)(17)	Press release issued by the Connecticut Attorney General’s Office

****(a)(18)	Press release issued by PeopleSoft on June 20, 2003

*****(a)(19)	Investor presentation materials (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)

*****(a)(20)	Letter to PeopleSoft employees (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)

*****(a)(21)	Press release issued by eWeek (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)

*****(a)(22)	Press release issued by the Healthcare Industry User Group (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing)

*****(a)(23)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)

*****(a)(24)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing)

*****(a)(25)	Text of International Customer Advisory Board’s e-mail posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing)

*****(a)(26)	Press release issued by Quest (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing)

*****(a)(27)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 25, 2003 425 filing)

*****(a)(28)	Transcript of TriNet webcast posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 25, 2003 425 filing)

*****(a)(29)	Transcript of CNBC webcast posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 25, 2003 425 filing)

*****(a)(30)	Press release issued by the International Customer Advisory Board (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)

*****(a)(31)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 1, 2003 425 filing)

*****(a)(32)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 1, 2003 425 filing)

*****(a)(33)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing)

*****(a)(34)	Transcript of conference call held by PeopleSoft (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing)

*****(a)(35)	Advertisement placed by PeopleSoft on July 2, 2003 (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing)

†(a)(36)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 7, 2003 425 filing)

†(a)(37)	Press release issued by InformationWeek (incorporated by reference to PeopleSoft’s July 8, 2003 425 filing)

Exhibit No.	Document

†(a)(38)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 14, 2003 425 filing)

†(a)(39)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 16, 2003 425 filing)

†(a)(40)	Press release issued by CRMDaily.com (incorporated by reference to PeopleSoft’s July 16, 2003 425 filing)

†(a)(41)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 18, 2003 425 filing)

†(a)(42)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s July 22, 2003 425 filing)

†(a)(43)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s July 24, 2003 425 filing)

†(a)(44)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 24, 2003 425 filing)

††(a)(45)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 28, 2003 425 filing)

††(a)(46)	Press release issued by International Customer Advisory Board and Quest (incorporated by reference to PeopleSoft’s July 29, 2003 425 filing)

††(a)(47)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s August 13, 2003 425 filing)

††(a)(48)	Redacted version of First Amended Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda

††††(a)(49)	Press release issued by PeopleSoft on August 29, 2003

††††(a)(50)	Press release issued by PeopleSoft on September 4, 2003

††††(a)(51)	Unredacted version of First Amended Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda

††††(a)(52)	Transcript of PeopleSoft Analyst Day conference held by PeopleSoft on September 4, 2003

††††(a)(53)	PeopleSoft Analyst Day Power Point presentation materials

††††(a)(54)	PeopleSoft Analyst Day reconciliation of Non-GAAP to GAAP financial measures

††††† (a)(55)	Excerpts from transcript of conference call held by PeopleSoft on October 23, 2003

(a)(56)	Order entered by the Superior Court of California, County of Alameda

*(e)(1)	Excerpts from PeopleSoft’s Definitive Proxy Statement dated April 28, 2003 relating to the 2003 Annual Meeting of Stockholders

*(e)(2)	Employment Agreement, dated May 10, 1999, by and between Craig Conway and PeopleSoft, Inc., (incorporated by reference to Exhibit 10.47 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 1999)

*(e)(3)	Employment Contract, dated as of January 1, 2000, with addendums thereto dated as of January 1, 2000, and January 1, 2001, by and between Guy Dubois and PeopleSoft France S.A. (incorporated by reference to Exhibit 10.45 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 2001)

†††(e)(4)	Executive Severance Policy – Executive Vice Presidents, effective as of January 1, 2003

†††(e)(5)	Executive Severance Policy – Senior Vice Presidents, effective as of January 1, 2003

†††††(e)(6)	Terms of Customer Assurance Program (replaced)

††††††(e)(6)(i)	Terms of Customer Assurance Program (replacement version)

(e)(7)	Form of letter sent to customers

(e)(8)	Terms of Customer Assurance Program

(e)(9)	Amendment No.1 to the Bylaws of PeopleSoft

*	Previously filed as an exhibit to PeopleSoft’s Schedule 14D-9 filed with the SEC June 12, 2003.

**	Previously filed as an exhibit to PeopleSoft’s Amendment No. 1 to Schedule 14D-9 filed with the SEC June 13, 2003.

***	Previously filed as an exhibit to PeopleSoft’s Amendment No. 2 to Schedule 14D-9 filed with the SEC June 17, 2003.

****	Previously filed as an exhibit to PeopleSoft’s Amendment No. 3 to Schedule 14D-9 filed with the
SEC June 20, 2003.

*****	Previously filed as an exhibit to PeopleSoft’s Amendment No. 4 to Schedule 14D-9 filed with the SEC July 3, 2003.

†	Previously filed as an exhibit to PeopleSoft’s Amendment No. 5 to Schedule 14D-9 filed with the SEC July 25, 2003.

††	Previously filed as an exhibit to PeopleSoft’s Amendment No. 6 to Schedule 14D-9 filed with the SEC August 14, 2003.

†††	Previously filed as an exhibit to PeopleSoft’s Amendment No. 7 to Schedule 14D-9 filed with the SEC August 22, 2003.

††††	Previously filed as an exhibit to PeopleSoft’s Amendment No. 8 to Schedule 14D-9 filed with the SEC September 11, 2003.

†††††	Previously filed as an exhibit to PeopleSoft’s Amendment No. 9 to Schedule 14D-9 filed with the SEC October 27, 2003.

††††††	This exhibit replaces and supersedes exhibit (e)(6) which previously was filed in error.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

PEOPLESOFT, INC.

By:	/s/ KEVIN T. PARKER

Kevin T. Parker Executive Vice President Finance and Administration, Chief Financial Officer (Principal Financial and Accounting Officer)

Date: November 14, 2003

Exhibit No.	Document

*(a)(1)	Press release issued by PeopleSoft on June 12, 2003

*(a)(2)	Press release issued by PeopleSoft on June 6, 2003 (incorporated by reference to PeopleSoft’s Schedule 14D-9C filed with the SEC on June 7, 2003)

**(a)(3)	Letter, dated June 13, 2003, to PeopleSoft’s stockholders

***(a)(4)	Letter to customers issued June 16, 2003 (incorporated by reference to PeopleSoft’s June 16, 2003 425 filing)

***(a)(5)	Investor presentation materials (incorporated by reference to PeopleSoft’s June 17, 2003 425 filing)

****(a)(6)	Press release issued by CRN (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)

****(a)(7)	Press release issued by CNET News.com (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)

****(a)(8)	Transcript of conference call held by PeopleSoft (incorporated by reference to PeopleSoft’s June 13, 2003 425 filing)

****(a)(9)	Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda

****(a)(10)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s June 16, 2003 425 filing)

****(a)(11)	Press release issued by ComputerWeekly.com (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)

****(a)(12)	Press release issued by The Motley Fool (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)

****(a)(13)	Press release issued by the Higher Education User Group (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)

****(a)(14)	Text of information posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 18, 2003 425 filing)

****(a)(15)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s June 18, 2003 425 filing)

****(a)(16)	Press release issued by the Distributors & Manufacturers’ User Group (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)

****(a)(17)	Press release issued by the Connecticut Attorney General’s Office

****(a)(18)	Press release issued by PeopleSoft on June 20, 2003

*****(a)(19)	Investor presentation materials (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)

*****(a)(20)	Letter to PeopleSoft employees (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)

*****(a)(21)	Press release issued by eWeek (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)

*****(a)(22)	Press release issued by the Healthcare Industry User Group (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing)

*****(a)(23)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)

*****(a)(24)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing)

*****(a)(25)	Text of International Customer Advisory Board’s e-mail posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing)

*****(a)(26)	Press release issued by Quest (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing)

Exhibit No.	Document

*****(a)(27)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 25, 2003 425 filing)

*****(a)(28)	Transcript of TriNet webcast posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 25, 2003 425 filing)

*****(a)(29)	Transcript of CNBC webcast posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 25, 2003 425 filing)

*****(a)(30)	Press release issued by the International Customer Advisory Board (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)

*****(a)(31)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 1, 2003 425 filing)

*****(a)(32)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 1, 2003 425 filing)

*****(a)(33)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing)

*****(a)(34)	Transcript of conference call held by PeopleSoft (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing)

*****(a)(35)	Advertisement placed by PeopleSoft on July 2, 2003 (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing)

†(a)(36)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 7, 2003 425 filing)

†(a)(37)	Press release issued by InformationWeek (incorporated by reference to PeopleSoft’s July 8, 2003 425 filing)

†(a)(38)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 14, 2003 425 filing)

†(a)(39)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 16, 2003 425 filing)

†(a)(40)	Press release issued by CRMDaily.com (incorporated by reference to PeopleSoft’s July 16, 2003 425 filing)

†(a)(41)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 18, 2003 425 filing)

†(a)(42)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s July 22, 2003 425 filing)

†(a)(43)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s July 24, 2003 425 filing)

†(a)(44)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 24, 2003 425 filing)

††(a)(45)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 28, 2003 425 filing)

††(a)(46)	Press release issued by International Customer Advisory Board and Quest (incorporated by reference to PeopleSoft’s July 29, 2003 425 filing)

††(a)(47)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s August 13, 2003 425 filing)

††(a)(48)	Redacted version of First Amended Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda

††††(a)(49)	Press release issued by PeopleSoft on August 29, 2003

††††(a)(50)	Press release issued by PeopleSoft on September 4, 2003

††††(a)(51)	Unredacted version of First Amended Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda

††††(a)(52)	Transcript of PeopleSoft Analyst Day conference held by PeopleSoft on September 4, 2003

††††(a)(53)	PeopleSoft Analyst Day Power Point presentation materials

††††(a)(54)	PeopleSoft Analyst Day reconciliation of Non-GAAP to GAAP financial measures

Exhibit No.	Document

††††† (a)(55)	Excerpts from transcript of conference call held by PeopleSoft on October 23, 2003

(a)(56)	Order entered by the Superior Court of California, County of Alameda

*(e)(1)	Excerpts from PeopleSoft’s Definitive Proxy Statement dated April 28, 2003 relating to the 2003 Annual Meeting of Stockholders

*(e)(2)	Employment Agreement, dated May 10, 1999, by and between Craig Conway and PeopleSoft, Inc., (incorporated by reference to Exhibit 10.47 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 1999)

*(e)(3)	Employment Contract, dated as of January 1, 2000, with addendums thereto dated as of January 1, 2000, and January 1, 2001, by and between Guy Dubois and PeopleSoft France S.A. (incorporated by reference to Exhibit 10.45 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 2001)

†††(e)(4)	Executive Severance Policy – Executive Vice Presidents, effective as of January 1, 2003

†††(e)(5)	Executive Severance Policy – Senior Vice Presidents, effective as of January 1, 2003

†††††(e)(6)	Terms of Customer Assurance Program (replaced)

††††††(e)(6)(i)	Terms of Customer Assurance Program (replacement version)

(e)(7)	Form of letter sent to customers

(e)(8)	Terms of Customer Assurance Program

(e)(9)	Amendment No.1 to the Bylaws of PeopleSoft

*	Previously filed as an exhibit to PeopleSoft’s Schedule 14D-9 filed with the SEC June 12, 2003.

**	Previously filed as an exhibit to PeopleSoft’s Amendment No. 1 to Schedule 14D-9 filed with the SEC June 13, 2003.

***	Previously filed as an exhibit to PeopleSoft’s Amendment No. 2 to Schedule 14D-9 filed with the SEC June 17, 2003.

****	Previously filed as an exhibit to PeopleSoft’s Amendment No. 3 to Schedule 14D-9 filed with the SEC June 20, 2003.

*****	Previously filed as an exhibit to PeopleSoft’s Amendment No. 4 to Schedule 14D-9 filed with the SEC July 3, 2003.

†	Previously filed as an exhibit to PeopleSoft’s Amendment No. 5 to Schedule 14D-9 filed with the SEC July 25, 2003.

††	Previously filed as an exhibit to PeopleSoft’s Amendment No. 6 to Schedule 14D-9 filed with the SEC August 14, 2003.

†††	Previously filed as an exhibit to PeopleSoft’s Amendment No. 7 to Schedule 14D-9 filed with the SEC August 22, 2003.

††††	Previously filed as an exhibit to PeopleSoft’s Amendment No. 8 to Schedule 14D-9 filed with the SEC September 11, 2003.

†††††	Previously filed as an exhibit to PeopleSoft’s Amendment No. 9 to Schedule 14D-9 filed with the SEC October 27, 2003.

††††††	This exhibit replaces and supersedes exhibit (e)(6) which previously was filed in error.